UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

IronNet, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46323Q105
(CUSIP Number)

Janna Ayoub 4th Floor, 7 Vigo St, Savile Row House London, W1S 3HF, UK +44 20 3405 7321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46323Q105	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON C5 Investors General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON C5 Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON C5 Capital USA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON C5 Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 6 of 10

Introductory Statement: This Amendment No. 7 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 10, 2021 (the “Original Schedule 13D”) and amended through the date hereof (as so amended, the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of IronNet, Inc. (the “Company”). This Amendment is being filed by C5 Partners LLC (the “LLC”), C5 Investors General Partner Limited (“GP Limited”), which acts on behalf of C5 Investors LP (C5 LP”), the sole manager of the LLC, and C5 Capital USA LLC, the investment manager of C5 LP (together, the “Reporting Persons”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

Following discussions with the board of directors of the Company, on July 11, 2023, C5 CC Ferrous, LLC, a Delaware limited Liability company affiliated with the Reporting Persons (the “JV”, and, together with the Company, the “Parties”) finalized a letter agreement and a related amendment (together, the “Letter Agreement”), pursuant to which the JV has agreed to provide certain funding to the Company and the Company has agreed to take certain steps including with respect to the privatization of the Company and the de-listing from the public securities markets, each as further described below.

Pursuant to the Letter Agreement, the JV has agreed to fund the on-going operational needs of the Company in several tranches (each, a “Funding Tranche”) up to a maximum aggregate amount of $15,480,000, subject to the Company’s achievement of certain transactional and operational milestones. In connection with each Funding Tranche, the Company will issue the JV a senior, secured convertible promissory note (the “Pre-Closing Notes”).  On July 11, 2023, the Company and the JV agreed that the amount of the first Funding Tranche would be $1,750,000 and that the amount of the second Funding Tranche will be $1,750,000.  The JV completed the first Funding Tranche, and the Company issued a Pre-Closing Note in the original principal amount of $1,750,000 to the JV, on July 11, 2023.

Each Pre-Closing Note will bear interest at a rate of 12% per annum from the date of issuance and have a maturity date 12 months after the issuance date of the applicable Pre-Closing Note. The JV may elect to convert the outstanding principal amount of the Pre-Closing Notes, and accrued and unpaid interest, into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), at a conversion rate equal to 70% of the trading price of the Common Stock on the execution date of the applicable Pre-Closing Note (the “Conversion Rate”). The Pre-Closing Notes will be senior to all existing indebtedness and secured by a lien against all assets (including intellectual property) of the Company and its subsidiaries. The Pre-Closing Notes grant the JV the right, but not an obligation, to participate on a pro rata basis in subsequent securities issuances and financings, subject to customary exceptions and anti-dilution protections and customary transfer restrictions.

In the event that the Company fails to timely pay amounts due under the Pre-Closing Notes or the Company materially defaults in its performance of any other covenant under the or the Pre-Closing Notes or the related security agreement, which default is not cured within 30 days after written notice thereof, then at the option of the JV, all unpaid principal, accrued interest and other amounts owing under the Pre-Closing Notes shall be immediately due and payable.

CUSIP No. 46323Q105	SCHEDULE 13D	Page 7 of 10

In the event that the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of or relating to debtors, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance thereof, or if an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute, or a custodian, receiver, trustee, assignee for the benefit of creditors is appointed to take possession, custody or control of any property of the Company, then all unpaid principal, accrued interest and other amounts owing under the Pre-Closing Notes will accelerate and automatically become immediately due and payable.

Pursuant to the Letter Agreement, the Parties have agreed to modify the promissory notes previously issued to the JV and members of the Company’s board of directors (the “Existing Notes”) to provide the holders the option to convert the outstanding principal amount and accrued and unpaid interest into shares of Common Stock at the Conversion Rate. The Existing Notes will remain subordinated to the Pre-Closing Notes.

The Letter Agreement obligates the Company to promptly take certain actions to facilitate the privatization and de-listing of the Company’s Common Stock from the New York Stock Exchange (“NYSE”) and from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These steps include (i) identifying and effectuating a stock split structure for the Company and implementing a related recapitalization involving the issuance of preferred stock to the JV, (ii) the Company becoming current in its Exchange Act reporting obligations; (iii) filing a proxy statement relating to the planned stock split and the issuance of a series of preferred stock in connection with a contemplated recapitalization, and (iv) taking all steps otherwise necessary to consummate the take private transaction contemplated by the Letter Agreement (the “Take-Private Transaction”).

The JV has agreed to provide additional financing to the Company after the consummation of the Take-Private Transaction, in the maximum aggregate amount of $51,000,000, subject to the Company meeting certain transactional and/or operational milestones specified in the Letter Agreement.

In addition, the board of directors of the Company agreed to appoint Linda Zecher-Higgins as Chief Executive Officer of the Company and Cameron Pforr as President and Chief Financial Officer. General (Ret.) Keith Alexander, Founder, Chairman and former Chief Executive Officer of the Company, will remain Chairman of the Company, and will depart from his role as Chief Executive Officer.

CUSIP No. 46323Q105	SCHEDULE 13D	Page 8 of 10

The Letter Agreement includes non-solicit terms applicable to the Company that prohibit the Company from directly or indirectly: (i) soliciting or facilitating third party offers or proposals regarding an acquisition of the Company, any share purchase, merger, consolidation, share exchange, financing transaction, business combination, refinancing, reorganization, sale or transfer of the assets or equity of the Company or its subsidiaries outside the ordinary course of business, or any other financing transaction; (ii) furnishing any non-public information to any third party for the purpose of facilitating any such alternative transaction; (iii) participating in any discussions with any third party regarding any such alternative transaction; or (iv) entering into an agreement regarding any such alternative transaction. The non-solicit covenants applicable to the Company are subject to certain fiduciary exceptions that would permit the Company to terminate the Letter Agreement and the transactions contemplated by the Letter Agreement, subject to payment to the JV of a termination fee equal to $5,000,000 plus the principal and accrued interest under outstanding Pre-Closing Notes and the out-of-pocket and costs and reasonable expenses incurred by the JV in connection with the transactions contemplated by the Letter Agreement.

The foregoing description of the Letter Agreement does not purport to be complete and are subject to, and are qualified in its entirety by reference to, the form of Letter Agreement and the related amendment to the Letter Agreement filed hereto as Exhibits 10 and 11, and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the Company’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Company as they deem appropriate.

These actions may include (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 46323Q105	SCHEDULE 13D	Page 9 of 10

Item 5.	Interest in Securities of the Issuer.

Item 5 is restated in its entirety as follows:

Percentage beneficial ownership by each Reporting Person is based upon 111,775,430 shares of Common Stock outstanding as of May 11, 2023, as set forth in the Company's Annual Report on Form 10-K for the period ended January, 31, 2023.

(a), (b)  See the cover page of each Reporting Person.

(c) Except as set forth herein and in the Original Schedule 13D, none of the Reporting Persons or, to their knowledge, any partner, executive officer or director thereof, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty days immediately preceding the date hereof.

(d) Except as disclosed in this Schedule 13D, to their knowledge, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented by incorporating the information added to Item 4 by reference.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated September 9th 2021 among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the SEC on September 9, 2021)
2	Letter to Board of Directors of the Company dated December 22, 2022 (previously filed)
3	Letter from the Company dated December 24, 2022 (previously filed)
4	Letter to Board of Directors of the Company dated December 24, 2022 (previously filed)
5	Form of Note (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on January 17, 2023)
6	Form of Security Agreement (incorporated by reference to the Current Report on Form 8-K filed by the Company on January 4, 2023)
7	Exclusivity Agreement, dated December 28, 2022 (Previously filed)
8	Exclusivity Extension Letter, dated February 27, 2023 (Previously filed)
9	Letter to the Board of Directors of the Company dated June 13, 2023 (Previously filed)
10	Letter Agreement effective as of July 11, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 12, 2023).
11	Amendment to Letter Agreement dated July 11, 2023 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on July 12, 2023).

CUSIP No. 46323Q105	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2023

C5 Capital USA LLC

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Chief Executive Officer and Director

C5 Investors General Partner Limited

By:	/s/ Paul Singer
Name: Paul Singer
Title: Director

C5 Investors LP

By:	/s/ Paul Singer
Name: Paul Singer
Title: Director

C5 Partners, LLC

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Director